Filed Pursuant to Rule 433
Supplementing the Preliminary Prospectus Supplement dated April 5, 2011
Registration No. 333-164097
FREE WRITING PROSPECTUS
Dated April 7, 2011
Pricing Term Sheet
Dollar Financial Corp.
6,000,000 Shares of Common Stock
     This free writing prospectus relates only to the securities described below and should be read together with the preliminary prospectus supplement dated April 5, 2011 (including the documents incorporated by reference therein) relating to the securities.

Issuer:	Dollar Financial Corp.

Shares offered:	6,000,000 shares of Common Stock

Over-allotment option:	900,000 shares of Common Stock

Price to public:	$20.75 per share

Gross proceeds:	$124.5 million

Pricing date:	April 7, 2011

Trade date:	April 8, 2011

Closing date:	April 13, 2011

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC

Nomura Securities International, Inc.

Senior Co-Manager:	SG Americas Securities, LLC

Co-Managers:	JMP Securities LLC

Piper Jaffray & Co.

Roth Capital Partners, LLC

Stephens Inc.

Knight Capital Americas, L.P.

Houlihan Lokey Capital, Inc.
Use of Proceeds
“Use of Proceeds” is being updated as set forth below. All references to the intended use of proceeds will be updated in the final prospectus as follows:
“We anticipate loaning the net proceeds of this offering to Dollar Financial UK to enable it to repay a portion of the amounts it initially borrowed under our global revolving credit facility in connection with the closing of the MEM acquisition. We may, in the alternative, use some or all of the net proceeds for general corporate purposes, including the repayment of other debt. We intend to seek permanent financing for the MEM acquisition after the completion of this offering, although, there is no assurance that such financing will be available or as to its terms.”

The issuer has filed a registration statement (including a preliminary prospectus supplement dated April 5, 2011 and an attached prospectus dated January 11, 2010) with the SEC for the offering to which this communications relates. Before you invest, you should read the prospectus relating to the registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies of the final prospectus and prospectus supplement relating to the shares of Common Stock offered in this offering may be obtained by contacting Credit Suisse Securities (USA) LLC, Attention: Credit Suisse Prospectus Department, One Madison Avenue, New York, NY 10010 or by telephone at (800) 221-1037 or Nomura Securities International, Inc., Attention: Equity Syndicate Department, 2 World Financial Center, New York, NY 10281 or by telephone at (212) 667-9000.
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